Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

For the Quarter Ended March 31, 2008

(In thousands)

	Q1 2008	Q1 2007
Income (loss) from continuing operations	$(2,335)	$9,674

Additions:
Fixed charges
Interest expense	17,664	14,384
Capitalized interest	757	1,260

	$18,421	$15,644

Deductions:
Capitalized interest	(757)	(1,260)

Adjusted earnings	15,329	24,058

Fixed Charges (from above)	18,421	15,644
Ratio of Earnings to Fixed Charges	(a)	1.54

(a)

Due to the Trust’s loss from continuing operations during the 2008 Quarter, the coverage ratio was less than 1:1. The Trust must generate additional earnings of $3,092 to achieve a coverage of 1:1. The loss in Q1 2008 included the impact of the loss on extinguishment of debt of $8,449 (See Consolidated Results of Operations in Item 2.)

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